                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)



                             FRONTIER AIRLINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    359065109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            W.R. Hambrecht & Co., LLC
                              550 Fifteenth Street
                         San Francisco, California 94103
                                 (415) 551-8600
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                November 19, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

                                  SCHEDULE 13D


CUSIP No.     359065109                                             PAGE 2 OF 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      W.R. Hambrecht & Co., LLC
      94-3289837
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          334,500
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH          334,500
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      334,500
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     359065109                                             PAGE 3 OF 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      The Hambrecht 1980 Revocable Trust
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          227,400
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH          227,400
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      227,400
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     359065109                                             PAGE 4 OF 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      E&M RP Trust
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          545,400
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH          545,400
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,400
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     359065109                                             PAGE 5 OF 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      William R. Hambrecht
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          561,900
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH          561,900
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      561,900*
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

      * Includes 334,500 shares held by WR Hambrecht & Co., LLC and 227,400 shares held by the Hambrecht 1980 Revocable Trust.

                                  SCHEDULE 13D


CUSIP No.     359065109                                             PAGE 6 OF 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Edmund H. Shea, Jr.
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          545,400
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH          -0-
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          545,400
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,400*
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

      * Represents shares held by the E&M RP Trust of which Mr. Shea is a Trustee.

                                  SCHEDULE 13D


CUSIP No.     359065109                                             PAGE 7 OF 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Mary S. Shea
      ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          545,400
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON WITH          -0-
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          545,400
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,400*
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

      * Represents shares held by the E&M RP Trust of which Mrs. Shea is a Trustee.

Item 1  Security and Issuer.


        This Schedule 13D relates to the common stock, $.001 par value (the "Common Stock"), of Frontier Airlines, Inc., a Colorado corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 12015 East 46th Avenue, Suite 200, Denver, Colorado 80239.

Item 2. Identity and Background.

        (a) (b) and (c) This Schedule 13D is filed on behalf of W.R. Hambrecht & Co. LLC ("WRHCo"), The Hambrecht 1980 Revocable Trust (the "Hambrecht Trust"), the E&M RP Trust (the "Shea Trust"), William R. Hambrecht, Edmund H. Shea, Jr. and Mary S. Shea (collectively, the "Reporting Persons").


               WRHCo is a California limited liability company whose principal business is investment. Its business address is 550 Fifteenth Street, San Francisco, California 94103. The names of the officer and managemer of WRHCo, his addresses, citizenship and principal occupation are as follows:

                                                                              PRINCIPAL
        NAME AND                                                              OCCUPATION
      OFFICE HELD              BUSINESS ADDRESS         CITIZENSHIP         OR EMPLOYMENT
William R. Hambrecht         550 Fifteenth Street           USA          President of WRHCo
President and Manager        San Francisco, CA
                             94103

        The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103.


        The Shea Trust is a California revocable trust. The trustees of the trust are Edmund H. Shea, Jr. and Mary S. Shea. The address of the Trust is 655 Brea Canyon Road, Walnut, California 01789.

        (b) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.


        Between May 27, 1998 and August 28, 1998 WRHCo acquired 334,500 shares of the Issuer's Common Stock in open market transactions at an average cost per share of $4.0074 per share. The source of the $1,340,480.84 purchase price was the working capital of WRHCo. Between March 11, 1998 and August 6, 1998, the Shea Trust acquired 318,500 shares of the Issuer's Common Stock in open market transactions at an average cost per share of $4.0114. The source of the $1,277,620.26 purchase price was the personal funds of the Shea Trust. Between November 19, 1998 and November 25, 1998 the Hambrecht Trust and the Shea Trust each acquired 449,400 shares of the Company's Common Stock in open market transactions at an average cost of $4.745 per share. The source of the aggregate $2,132,300.00 purchase price was the personal funds of each of the Hambrecht Trust and the Shea Trust.

Item 4. Purpose of Transaction.


        The Reporting Persons purchased the securities to increase their respective equity interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer.


        The Reporting Persons are regularly engaged in the business of investing in publicly-held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the

Issuer to explore various strategic, operating and/or financial relationships with Vanguard Airlines or others, including possible business combinations. The Reporting Persons and their affiliates are major stockholders of Vanguard Airlines.


        Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above, at the present time they have no plans or proposals that relate to or would result in any of the following:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

        (a), (b) According to information furnished by the Issuer, there were 13,792,064 shares of Common Stock issued and outstanding as of August 8, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock (computed in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended):


                                                                            PERCENTAGE
NAME                                  SHARES OF COMMON STOCK OWNED            OWNED
----                                  ----------------------------            -----
WRHCo                                            334,500                        2.4%

The  Hambrecht  1980  Revocable                  227,400                        1.6%
Trust

The E&M RP Trust                                 545,400                        4.0%

William R. Hambrecht                             561,900                        4.1%

Edmund H. Shea, Jr.                              545,400                        4.0%

Mary S. Shea                                     545,400                        4.0%


TOTAL                                          1,101,900                        8.0%


        The Hambrecht 1980 Revocable Trust is a California revocable trust. The trustee of the trust is William R. Hambrecht. The address of the trust is 550 Fifteenth Street, San Francisco, California 94103.


        Because voting and investment decisions with respect to the securities held by WRHCo, the Hambrecht Trust, the E&M RP Trust, William R. Hambrecht, Edmund H Shea, Jr. and Mary S. Shea may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 734,500 shares of the Common Stock.

        (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

        (d)     Not applicable.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


        None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.


        The following material is filed as an Exhibit to this Schedule 13D:


               1. Joint Filing Agreement, dated November 30, 1998, between W.R. Hambrecht & Co., LLC, The Hambrecht 1980 Revocable Trust , The E&M RP Trust, William R. Hambrecht, Edmund H. Shea, Jr. and Mary S. Shea.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 1998.


                                        W.R. HAMBRECHT & CO., LLC


                                        By: /s/ William R. Hambrecht
                                        -------------------------------------
                                        Name: William R. Hambrecht
                                        Title: President


                                        THE HAMBRECHT 1980 REVOCABLE TRUST


                                        By: /s/ William R. Hambrecht
                                            -----------------------------------
                                        Name: William R. Hambrecht
                                        Title: Trustee


                                        E&M RP TRUST


                                        By: /s/ Edmund H. Shea, Jr.
                                            -----------------------------------
                                        Name: Edmund H. Shea, Jr.
                                        Title: Trustee


                                        /s/ WILLIAM R. HAMBRECHT
                                        ----------------------------------------
                                        WILLIAM R. HAMBRECHT

                                        /s/ EDMUND H. SHEA, JR.
                                        ----------------------------------------
                                        EDMUND H. SHEA, JR.

                                        /s/ MARY S. SHEA
                                        ----------------------------------------
                                        MARY S. SHEA

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

Dated:  November 25, 1998

                                        W.R. HAMBRECHT & CO., LLC

                                        By: /s/ William R. Hambrecht
                                        -------------------------------------
                                        Name: William R. Hambrecht
                                        Title: President



                                        THE HAMBRECHT 1980 REVOCABLE TRUST

                                        By: /s/ William R. Hambrecht
                                        -------------------------------------
                                        Name: William R. Hambrecht
                                        Title: President


                                        E&M RP TRUST


                                        By: /s/ Edmund H. Shea, Jr.
                                            -----------------------------------
                                        Name: Edmund H. Shea, Jr.
                                        Title: Trustee



                                        /s/ WILLIAM R. HAMBRECHT
                                        ----------------------------------------
                                        WILLIAM R. HAMBRECHT


                                        /s/ EDMUND H. SHEA, JR.
                                        ----------------------------------------
                                        EDMUND H. SHEA, JR.


                                        /s/ MARY S. SHEA
                                        ----------------------------------------
                                        MARY S. SHEA